Exhibit 12.2
KANSAS CITY POWER & LIGHT COMPANY COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Year to Date September 30

	2005	2004	2003	2002	2001	2000

	(thousands)
Income from continuing operations	$108,237	$143,292	$125,845	$102,666	$116,065	$53,014
Add
Minority interests in subsidiaries	7,805	(5,087)	(1,263)	-	(897)	-
Equity investment (income) loss	-	-	-	-	(23,516)	22,994

Income subtotal	116,042	138,205	124,582	102,666	91,652	76,008

Add
Taxes on income	31,943	52,763	83,572	62,857	31,935	7,926
Kansas City earnings tax	709	602	418	635	583	421

Total taxes on income	32,652	53,365	83,990	63,492	32,518	8,347

Interest on value of leased property	4,604	6,222	5,944	7,093	10,679	11,806
Interest on long-term debt	41,369	61,237	57,697	63,845	78,915	57,896
Interest on short-term debt	2,146	480	560	1,218	8,883	11,050
Mandatorily Redeemable Preferred
Securities	-	-	9,338	12,450	12,450	12,450
Other interest expense and amortization	2,775	13,951	4,067	3,772	5,188	2,927

Total fixed charges	50,894	81,890	77,606	88,378	116,115	96,129

Earnings before taxes on
income and fixed charges	$199,588	$273,460	$286,178	$254,536	$240,285	$180,484

Ratio of earnings to fixed charges	3.92	3.34	3.69	2.88	2.07	1.88